FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]   No [ X ]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on February 3, 2000, titled: "Vasogen Appoints Prominent U.S. Cardiologist and Regulatory Affairs Expert to its Scientific Advisory Board"

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                  By /s/Christopher Waddick
                                     ----------------------
                                  (Name: Christopher Waddick)
                                  (Title: Vice-President, Finance & CFO)

Date:  February 3, 2000

Vasogen Inc.                                      INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                       Trevor Burns
Mississauga, ON, Canada  L5L 4M1                  Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231         tel  (905) 569-9065
http://www.vasogen.com                            e-mail   investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


                  Vasogen Appoints Prominent U.S. Cardiologist and Regulatory Affairs Expert to its Scientific Advisory Board


Toronto, Ontario (February 3, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of Dr. Craig Pratt to its Scientific Advisory Board. Dr. Pratt is Professor of Medicine and Director of Clinical Cardiovascular Research at Baylor College of Medicine, Houston, Texas.

Dr. Pratt is widely recognized for his knowledge of FDA regulatory procedures, particularly in the area of cardiovascular disease. From 1987 to 1993, he was Chair of the Cardiovascular and Renal Drugs Advisory Board of the U.S. Food and Drug Administration. Since then, he has remained an active consultant to the FDA Center for Drug Evaluation and Research. Dr. Pratt is also a leading authority on the design and conduct of large multi-centre clinical trials in the field of cardiology. He has acted as principal investigator or co-investigator for many of the landmark trials that have led to fundamental changes in the management of patients with heart disease. This includes numerous clinical trials sponsored by the National Heart Lung and Blood Institute (NHLBI).

Dr. Pratt's interests span a wide spectrum of clinical areas in the field of cardiovascular disease. He is the author of numerous publications and book chapters and co-author of several cardiology textbooks. He reviews research manuscripts for many of the leading heart journals, including American Journal of Cardiology, Circulation, Journal of the American College of Cardiology as well as studies submitted to The New England Journal of Medicine. In addition, Dr. Pratt has consulted with most of the major pharmaceutical companies regarding various aspects of clinical and regulatory drug development.

"Dr. Pratt's extensive expertise in regulatory affairs and the design, management and interpretation of clinical trials in cardiovascular disease will be a major asset to Vasogen," said Dr. Eldon Smith, Vasogen's Vice-President, Scientific Affairs. "This is particularly important now that we are expanding our U.S. clinical trials program to include a major new initiative in the area of Congestive Heart Failure."

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.